UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

COHERENT CORP.

(Exact name of registrant as specified in its charter)

Pennsylvania	001-39375
(State or other jurisdiction of incorporation)	(Commission File Number)

375 Saxonburg Boulevard, Saxonburg, PA	16056
(Address of principal executive offices)	(Zip Code)

Rob Beard

(724) 352-4455

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 230.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 230.13q-1) for the fiscal year ended _______.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Coherent Corp. (“Coherent” or the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2025, to December 31, 2025 (the “2025 Reporting Period”).

Rule 13p-1 (the “Rule”) requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals” or “3TGs”). The “Covered Countries” for purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

Coherent, a global leader in photonics, is a vertically integrated manufacturing company that develops, manufactures and markets engineered materials, optoelectronic components and devices, and lasers for use in industrial materials processing, optical communications, consumer electronics, semiconductor capital equipment, medical diagnostics and life sciences, automotive applications, machine tools, consumer goods and medical device manufacturing. Headquartered in Saxonburg, Pennsylvania, the Company has research and development, manufacturing, sales, service, and distribution facilities worldwide. The Company produces a wide variety of lasers, along with application-specific photonic and electronic materials and components, and deploys them in various forms, including integrated with advanced software to enable its customers.

For the 2025 Reporting Period, the Company conducted an internal survey of its divisions and required each division to disclose whether any products manufactured or contracted to be manufactured by the division contained 3TGs and, if so, to identify the suppliers of such 3TGs (“Suppliers”). As a result of this internal survey, the Company determined that certain of its divisions manufacture, or contract to manufacture, products containing 3TGs which are necessary to the functionality or production of such products, as follows: (i) certain laser optics whose coatings contain gold, tantalum or tungsten, (ii) certain machined parts that may contain gold plating or tin solder, and (iii) various parts and components containing gold, tin, tantalum and tungsten that are incorporated into products offered by the Company (collectively referred to herein as the “Covered Products”).

Based upon the determination that the Rule applies to the above-referenced Covered Products, the Company undertook, with the assistance ofAssent Inc., our third-party service provider, a good-faith reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the 3TGs included in such Covered Products originated in the Covered Countries, and whether any of the 3TGs may be from recycled or scrap sources. The Company’s RCOI is more fully described in the Conflict Minerals Report provided as Exhibit 1.01 to this Form SD. Through the RCOI, the Company determined that it had reason to believe that some of the 3TGs necessary for the functionality or production of the Covered Products may have originated in a Covered Country. Therefore, the Company exercised due diligence on the source and chain of custody of 3TGs used in its Covered Products manufactured in calendar year 2025. These due diligence efforts are described in the Conflict Minerals Report provided as Exhibit 1.01 to this Form SD.

The Company has developed a policy relating to Conflict Minerals, which is publicly available on its website at www.coherent.com/company/investor-relations/esg/social to reflect a commitment to sourcing materials from companies that share its values on human rights, ethics and environmental responsibility. The Company expects its Suppliers to develop internal conflict minerals policies, due diligence frameworks, and management systems which are designed to identify and ultimately eliminate from use in products sold to the Company any 3TGs that are known to come from sources funding armed groups in the Covered Countries.

This Form SD and the attached Conflict Minerals Report for Coherent are publicly available on the Company website at www.coherent.com/company/investor-relations/esg/social. The reference to the Company’s website is provided for convenience only, and its contents are not incorporated by reference into this Form SD and the Conflict Minerals Report nor deemed filed with the Securities and Exchange Commission.

Item 1.02	Exhibit

As specified in Section 3, Item 3.01 of this Form SD, the Company’s Conflict Minerals Report is filed as Exhibit 1.01 to this report.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Not applicable

Section 3 – Exhibits

Item 3.01	Exhibits

Exhibit Number	Description

Exhibit 1.01	Conflict Minerals Report of Coherent for the year ended December 31, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COHERENT CORP.

By:	/s/ Rob Beard
Rob Beard
Chief Strategy and Legal Affairs Officer

Dated: May 29, 2026

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